OUR FILE NUMBER
28287-134

April 8, 2008	WRITER’S DIRECT DIAL
(212) 728-5702

VIA EDGAR	WRITER’S E-MAIL ADDRESS
cvuillieme@omm.com

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Ladies and Gentlemen:

On behalf of our client, Apollo Global Management, LLC (the “Registrant”), enclosed for filing by electronic submission with the Securities and Exchange Commission (the “Commission”) pursuant to the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, is a Registration Statement on Form S-1 (the “Registration Statement”), including exhibits.

In accordance with Rule 3a of the Informal and Other Procedures of the Commission, the Registrant has remitted by wire transfer the filing fee of $16,410 to the U.S. Treasury designated lockbox depository at the U.S. Bank of St. Louis in St. Louis, Missouri.

Please do not hesitate to contact Monica Thurmond at (212) 326-2108 or the undersigned at (212) 728-5702 with any questions or comments regarding the Registration Statement.

Sincerely,

/s/    Claude Vuillieme

Claude Vuillieme

Enclosures

cc:	John J. Suydam (Apollo Global Management, LLC)